Exhibit 99.3

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES, AND OTHER NOMINEES

Offer To Exchange

Public Warrants to Acquire Shares of Class A Common Stock

of

NERDY INC.

for

Shares of Class A Common Stock of Nerdy Inc.

and Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON SEPTEMBER 25, 2023 OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. THE PUBLIC WARRANTS (AS DEFINED BELOW) OF THE COMPANY TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED PUBLIC WARRANTS AND THE WITHDRAWAL OF ANY PUBLIC WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

August 21, 2023

To Brokers, Dealers, Commercial Banks,

Trust Companies, and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange dated August 21, 2023 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer by Nerdy Inc., a Delaware corporation (the “Company,” “we,” “our” and “us”), to each holder of the Company’s Public Warrants (the “Public Warrant Holder”) to receive 0.250 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”) in exchange for each Public Warrant (as defined below) of the Company tendered by the Public Warrant Holder and exchanged pursuant to the offer (the “Offer”). The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will expire at one minute after 11:59 p.m., Eastern Time, on September 25, 2023, or such later time and date to which the Company may extend the Offer. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”. Defined terms used but not defined in this letter shall have the meanings given to them in the accompanying Prospectus/Offer to Exchange.

The Offer is being made to the holders of the Company’s Public Warrants, consisting of the warrants sold as part of the units in TPG Pace Tech Opportunities Corp.’s (“TPG Pace”) initial public offering on October 6, 2020 (“IPO”) (whether they were purchased in the IPO or thereafter in the open market) (the “IPO Public Warrants”) and the warrants sold pursuant to those certain forward purchase agreements in connection with the IPO (the “Forward Purchase Warrants”, together with the IPO Public Warrants, collectively referred to herein as the “Public Warrants”). Each Public Warrant entitles the holder to purchase one share of our Class A Common Stock at a price of $11.50 per share, subject to adjustment. The IPO Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbol “NRDY-WT.” As of August 14, 2023, an aggregate of 12,000,000 Public Warrants were outstanding, consisting of 9,000,000 IPO Public Warrants and 3,000,000 Forward Purchase Warrants. Pursuant to the Offer, the Company is offering up to an aggregate of 3,000,000 shares of Class A Common Stock in exchange for all of the Public Warrants.

Each holder whose Public Warrants are exchanged pursuant to the Offer will receive 0.250 of shares of Class A Common Stock for each Public Warrant tendered by such holder and exchanged. Any Public Warrant Holder that participates in the Offer may tender fewer than all of its Public Warrants for exchange.

No fractional shares of Class A Common Stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of Public Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our Class A Common Stock on NYSE on the last trading day of the Offer Period. Our obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered Public Warrants.

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Public Warrants to amend that certain Warrant Agreement, dated as of October 9, 2020 (the “Warrant Agreement”), by and between the Company (formerly known as TPG Pace Tech Opportunities Corp.) and Continental Stock Transfer & Trust Company, with respect to any amendment to the terms of the Public Warrants, to permit the Company to require that each Public Warrant that is outstanding upon the closing of the Offer be exchanged into 0.225 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Public Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, amendments with respect to the Public Warrants, including the proposed Public Warrant Amendment, require the vote or written consent of holders of at least 50% of the number of the then outstanding Public Warrants.

Parties representing approximately 58% of the Public Warrants have agreed to tender their Public Warrants in the Offer and to consent to the Public Warrant Amendment in the Consent Solicitation pursuant to tender and support agreements with us (each, a “Tender and Support Agreement”). Accordingly, if the other conditions described in the Prospectus/Offer to Exchange are satisfied or waived, and the Public Warrant Amendment will be adopted.

Holders of the Public Warrants may not consent to the Public Warrant Amendment without tendering the Public Warrants in the Offer and holders may not tender such Public Warrants without consenting to the Public Warrant Amendment. The consent to the Public Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the Public Warrants, and therefore by tendering the Public Warrants for exchange holders will be delivering to us their consent. Holders of Public Warrants may revoke consent at any time prior to the Expiration Date by withdrawing the Public Warrants holders have tendered in the Offer.

Public Warrants not exchanged for shares of Class A Common Stock pursuant to the Offer will remain outstanding subject to their current terms or amended terms if the Public Warrant Amendment is approved. We reserve the right to redeem any of the Public Warrants, as applicable, pursuant to their then current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and if the Public Warrant Amendment is approved, we intend to require the exchange of all outstanding Public Warrants for shares of Class A Common Stock as provided in the Public Warrant Amendment.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;

2.

The Letter of Transmittal and Consent, (i) for your use in (a) accepting the Offer, (b) providing your consent, with respect to your Public Warrants, to the Public Warrant Amendment, and (c) tendering Public Warrants for exchange and (ii) for the information of your clients for whose accounts you hold Public Warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender Public Warrants and provide consent;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer and Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.

A form of letter which may be sent by you to your clients for whose accounts you hold Public Warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to Continental Stock Transfer and Trust Company (the “Exchange Agent”).

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - General Terms - Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Standard Time, on September 25, 2023, or such later time and date to which the Company may extend.

The Company will not pay any fees or commissions to any broker, dealer, or other person (other than the Exchange Agent, the information agent, the dealer manager and solicitation agent and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters - Fees and Expenses”) for soliciting tenders of Public Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold Public Warrants.

Any questions you have regarding the Offer should be directed to Jason Pello, Chief Financial Officer, Nerdy Inc., 101 S. Hanley Rd., Suite 300, St. Louis, MO 63105, Tel. (314) 412-1227, Email: jason@nerdy.com.

You may also direct questions concerning exchange procedures and requests for additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (877) 750-8240

Banks and Brokers may call collect: (212) 750-5833

Very truly yours,

Nerdy Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person as the agent of the Company, the Exchange Agent, the dealer manager and solicitation agent, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents, the documents incorporated by reference therein, and the statements contained or incorporated by reference therein.